

SECURITIES [illegible] COMMISSION
Washington, [illegible] 549

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SEC FILE NUMBER
8- 45561

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
MAR 1 1 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DORFMAN SECURITIES, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Broad Street
(No. and Street)

New York (City) New York (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Aliotta (212) 483-8600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Parent, McLaughlin & Nangle, Certified Public Accountants, Inc.
(Name — if individual, state last, first, middle name)

70 Federal Street (Address) Boston (City) Massachusetts (State) 02110 (Zip Code)

CHECK ONE:
- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Anthony Aliotta, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dorfman Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

President

Title

Catherine Vaccaro
- Notary -

CATHERINE VACCARO
Notary Public, State of New York
Reg. #01VA6007007
Qualified in Richmond County
Commission Expires 5/11/2002

Notary Public

Sworn to me on this 28th day of February 2002

This report** contains (check all applicable boxes):

- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. N/A
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report. N/A
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. N/A

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TABLE OF CONTENTS


PMN



INDEPENDENT AUDITOR'S REPORT

DORFMAN SECURITIES, INC.
New York, New York

We have audited the accompanying statements of financial condition of Dorfman Securities, Inc. as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dorfman Securities, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Parent, McLaughlin & Nangle

Certified Public Accountants

February 12, 2002

Parent, McLaughlin & Nangle • *Certified Public Accountants, Inc.*

70 Federal Street
Boston, MA 02110-1905
617/426-9440
Fax No. 617/423-3955

175 Paramount Drive
Raynham, MA 02767-1066
508/880-4955
Fax No. 508/823-6976

265 Essex Street
Salem, MA 01970-3400
978/741-4237
Fax No. 978/745-4424

www.pmn.com

DORFMAN SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

	December 31	
ASSETS	2001	2000
Cash	$ 6,194	$ 6,615

LIABILITIES AND STOCKHOLDER'S EQUITY	2001	2000
Liabilities:		
Massachusetts corporation excise	$ 456	$ 456
Stockholder's equity:		
Common stock - no par value:		
Authorized, 200,000 shares;		
Issued and outstanding, 28,000 shares	28,000	28,000
Deficit	(22,262)	(21,841)
	5,738	6,159
	$ 6,194	$ 6,615

See notes to financial statements.



DORFMAN SECURITIES, INC.

STATEMENTS OF OPERATIONS

	Year ended December 31	
	2001	2000
REVENUE:		
Commissions	$ --	$ 5,000
Miscellaneous income	--	3,000
Interest income	126	150
	126	8,150
EXPENSES:		
Commissions	--	7,250
Regulatory fees and expenses	--	90
Other operating expenses	547	557
	547	7,897
NET INCOME (LOSS)	($ 421)	$ 253

See notes to financial statements.

PMN

DORFMAN SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock		Retained Earnings (Deficit)
	Shares	Amount	
BALANCE, December 31, 1999	28,000	$ 28,000	($ 22,094)
Net income	--	--	253
BALANCE, December 31, 2000	28,000	28,000	(21,841)
Net loss	--	--	(421)
BALANCE, December 31, 2001	28,000	$ 28,000	($ 22,262)

See notes to financial statements.

PMN

DORFMAN SECURITIES, INC.

STATEMENTS OF CASH FLOWS

	Year ended December 31	
	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	($ 421)	$ 253
Net cash provided (used) by operating activities and net increase (decrease) in cash	(421)	253
CASH, beginning of year	6,615	6,362
CASH, end of year	$ 6,194	$ 6,615

See notes to financial statements.

PMN

DORFMAN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001 AND 2000

A. Organization and Nature of Business:

The Company was incorporated on February 4, 1993, and was qualified as a registered broker/dealer on May 28, 1993.

B. Summary of Significant Accounting Policies:

Revenue recognition:

Trading income and commission income is recognized on a settlement date basis.

Cash equivalents:

For purposes of the statements of cash flows, the Company considers money market funds and all highly liquid debt instruments with a maturity of three months or less, when purchased, to be cash equivalents.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



B. Summary of Significant Accounting Policies - (continued):

Income taxes:

Effective January 1, 1995, the Company, with the consent of its stockholder, elected to be treated as an "S" corporation. As such, the stockholder is liable for individual federal and state income taxes, based on the Company's net earnings. Accordingly, no provision for federal or state income taxes has been included in the financial statements.

C. Net Capital Requirement:

Under Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain net capital of the greater of 1/15th of aggregate indebtedness, or $5,000. At December 31, 2001, net capital and required net capital, computed in accordance with the rules of the Commission, amounted to $5,738 and $5,000, respectively.

D. Subsequent Event:

During January, 2002, all the issued and outstanding common stock of the Company was sold by the sole stockholder to an unrelated third party.



INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

DORFMAN SECURITIES, INC.
Braintree, Massachusetts

We have audited the accompanying financial statements of Dorfman Securities, Inc. as of and for the years ended December 31, 2001 and 2000, and have issued our report thereon dated February 12, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 9 and 10 is presented for purposes of additional analysis, and is not a required part of the basic financial statements; but, is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Parent, McLaughlin & Nangle

Certified Public Accountants

February 12, 2002



DORFMAN SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2001

NET CAPITAL:	
Total stockholder's equity qualified for net capital	$5,738
Deductions:	
Non-allowable assets	--
TOTAL NET CAPITAL	$5,738
AGGREGATE INDEBTEDNESS:	
Items included in statement of financial condition:	
Massachusetts corporation excise	$ 456
TOTAL AGGREGATE INDEBTEDNESS	$ 456
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum dollar net capital requirement of reporting broker/dealer	$5,000
Minimum net capital required (6.67% of aggregate indebtedness)	$ 30
Excess net capital	$ 738
Excess net capital at 1,000%	$5,692
Ratio: Aggregate indebtedness to net capital	.08 to 1
RECONCILIATION OF NET CAPITAL:	
Net capital per unaudited X-17a-5	$6,194
Effect of audit adjustment on net earnings	(456)
Net capital, as above	$5,738

PMN

DORFMAN SECURITIES, INC.

EXEMPTIVE PROVISION UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

A "special account for the exclusive benefit of customers" will be maintained when customer funds are anticipated to be received. No such funds were received as of December 31, 2001.

PMN



INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

DORFMAN SECURITIES, INC.
Braintree, Massachusetts

In planning and performing our audit of the financial statements of Dorfman Securities, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons;
2) Recordation of differences required by Rule 17a-13; and,
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Parent, McLaughlin & Nangle • *Certified Public Accountants, Inc.*

70 Federal Street
Boston, MA 02110-1905
617/426-9440
Fax No. 617/423-3955

175 Paramount Drive
Raynham, MA 02767-1066
508/880-4955
Fax No. 508/823-6976

265 Essex Street
Salem, MA 01970-9866
978/741-4237
Fax No. 978/745-4424

www.pmn.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes, in accordance with the Securities Exchange Act of 1934 and related regulations; and, that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Security Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Parent, McLaughlin & Nangle

Certified Public Accountants

February 12, 2002

DORFMAN SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
FOR THE
YEARS ENDED DECEMBER 31, 2001 AND 2000

(With Independent Auditor's Report Thereon)